UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SANDRIDGE ENERGY, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

80007P307

(CUSIP Number)

Mr. Jonathan Fiorello Mount Kellett Capital Management LP 280 Park Avenue, 4th Floor East New York NY 10017 (212) 588-6100	with a copy to: Robert G. Minion, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, NY 10020 (646) 414-6930

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 15, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	80007P307
	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Mount Kellett Capital Management LP

	2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	Not
	(b)	Applicable

	3.	SEC Use Only

	4.	Source of Funds (See Instructions): WC

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

	6.	Citizenship or Place of Organization: State of Delaware

	Number of	7.	Sole Voting Power:	25,224,807*
	Shares Beneficially	8.	Shared Voting Power:	0
Owned by
	Each Reporting	9.	Sole Dispositive Power:	25,224,807*
	Person With	10.	Shared Dispositive Power:	0

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person:		25,224,807*

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

	13.	Percent of Class Represented by Amount in Row (11):		4.9%*

	14.	Type of Reporting Person (See Instructions): IA

*As of June 15, 2015 (the “Filing Date”), certain funds and accounts (collectively, the “Funds”) affiliated with Mount Kellett Capital Management LP, a Delaware limited partnership (the “Reporting Person”), hold 25,224,807 shares of common stock, par value $0.001 per share (the “Common Shares”), of SandRidge Energy, Inc., a Delaware corporation (the “Company”). The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds. Pursuant to the Company’s (i) Quarterly Report for the quarterly period ended March 31, 2015, filed on Form 10-Q with the U.S. Securities and Exchange Commission (the “SEC”), as of May 1, 2015, there were 483,986,672 Common Shares issued and outstanding, and (ii) Current Report dated May 14, 2015, filed on Form 8-K with the SEC (the “May 14, 2015 Disclosure”), the Company entered into an exchange agreement with an existing holder of certain of the Company’s senior notes (the “Notes”) to exchange the Notes for 28,031,875 Common Shares upon the terms as more fully set forth in the May 14, 2015 Disclosure. On June 1, 2015, the Company’s investor relations representative confirmed to a representative of the Reporting Person that the transaction as set forth in the May 14, 2015 Disclosure was consummated. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to beneficially own 4.9% of the Common Shares issued and outstanding as of the Filing Date.

Item 2.	Identity and Background.

Item 2 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

This Schedule 13D is being filed by Mount Kellett Capital Management LP (the “Reporting Person”), a Delaware limited partnership, whose business address is 280 Park Avenue, 4th Floor East, New York NY 10017. The Reporting Person is a multi-strategy private investment firm focused on global value, special situations, and opportunistic investing. The Reporting Person, through one or more intermediate entities, provides investment advisory and other services to its affiliated funds and accounts (collectively, the “Funds”). The Reporting Person possesses the sole power to vote and the sole power to direct the disposition of all securities held by the Funds. Mark McGoldrick serves as the Chief Investment Officer of the Reporting Person and, in such capacity, exercises voting control and dispositive control over all securities which may be deemed to be beneficially owned by the Reporting Person, including those held by the Funds.

Neither the Reporting Person, Mr. McGoldrick nor any other senior executives employed by the Reporting Person, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which they were or are now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

As of June 15, 2015 (the “Filing Date”), certain Funds hold 25,224,807 Common Shares. The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds. Pursuant to the Company’s (i) Quarterly Report for the quarterly period ended March 31, 2015, filed on Form 10-Q with the U.S. Securities and Exchange Commission (the “SEC”), as of May 1, 2015, there were 483,986,672 Common Shares issued and outstanding, and (ii) Current Report dated May 14, 2015, filed on Form 8-K with the SEC (the “May 14, 2015 Disclosure”), the Company entered into an exchange agreement with an existing holder of certain of the Company’s senior notes (the “Notes”) to exchange the Notes for 28,031,875 Common Shares upon the terms as more fully set forth in the May 14, 2015 Disclosure. On June 1, 2015, the Company’s investor relations representative confirmed to a representative of the Reporting Person that the transaction as set forth in the May 14, 2015 Disclosure was consummated. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to beneficially own 4.9% of the Common Shares issued and outstanding as of the Filing Date.

There were no transactions in Common Shares, or securities convertible into, exercisable for or exchangeable for Common Shares, by the Funds (each of which were effected in an ordinary brokerage transaction), during the period commencing 60 days prior to June 15, 2015, the date of the event which required the filing of this Schedule 13D, and ending on the Filing Date.

On June 1, 2015, the Reporting Person ceased to the beneficial owner of more than five percent of the Company’s Common Shares, or securities convertible into, exercisable for, or exchangeable for Common Shares

[signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 15, 2015

MOUNT KELLETT CAPITAL MANAGEMENT LP

By:	Mount Kellett Capital Management GP LLC,
its general partner

	By:	/s/ Jonathan Fiorello
Jonathan Fiorello
Chief Operating Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Page 5